October 6, 2006
Joyce Sweeney
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	Hudson City Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-26001
Dear Ms. Sweeney,
This letter is in response to your letter dated September 13, 2006 regarding your additional comments to our response letter dated September 9, 2006 concerning our accounting treatment on fees associated with modified loans.
Form 10-K filed March 16, 2006
Financial Statements as of and for the year ended December 31, 2005
Note 1 — Summary of Significant Accounting Policies
g) loans, page 100
SEC Staff Comment (letter of September 13, 2006).
1. We have reviewed your response to comment one of our letter dated August 10, 2006. Your response indicates you have concluded that loan modifications for one-to-four family residential mortgages are more than minor in accordance with the guidance provided by SFAS 91 and EITF 01-7. Please tell us the procedures and analyses you perform to determine when a loan modification is more than minor. In your response, address when and how you apply the 10% test outlined in EITF 01-7 and describe the facts and circumstances you consider indicative of a non-minor modification for modifications that result in a less than 10% difference between the present value of the cash flows for the modified loan and the present value of the remaining cash flows under the terms of the original instrument. In addition, please tell us the amount of pre-modification deferred fees and costs recognized at the time of modification during each reported period.

Response to Comment.
Background
Hudson City is a residential mortgage portfolio lender and, as such, has historically not sold any loans to the secondary market. Our loan portfolio consists of mortgage loans originated by Hudson City and mortgage loans purchased from other originators. For those loans originated by Hudson City, we offer customers the opportunity to refinance their mortgage loans through a simple modification agreement, as the administrative cost savings for both the customer and Hudson City are a competitive advantage. The substance of our loan modification (change in rate and term) is equivalent to a refinance.
The following table presents the information you requested for the years reported in our December 31, 2005 Annual Report on Form 10-K, plus additional data relevant to understanding the nature and extent of our loan modifications:

	For the years ended December 31,
	2005	2004	2003
	(in thousands)
Loans originated by Hudson City at December 31	$6,774,296	$5,582,213	$5,131,948
Loans modified	39,254	220,059	1,458,836
Pre-modification fee recognized in income	91	523	3,325
Deferred origination costs at December 31	16,679	16,000	15,853
Deferred loan fees at December 31	18,332	7,927	5,598
Pre-tax income	442,373	382,411	327,211
Consistent Accounting Application
Paragraph six of Emerging Issues Task Force (“EITF”) 01-7 considers a change to be non-minor “if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instruments.” However, paragraph six further states that if the difference in the present value calculations is less than 10 percent “the creditor should evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification.”
Approximately 98.1% of our loan portfolio is one-to-four family first mortgage loans. Given the large number of smaller balance homogeneous loans, we deem it impractical to conduct tests on individual loans to determine the amount of the change in cash flows.
The defining characteristics of such first mortgage loans are rate, dollar amount and term to maturity. In a modification, we change at a minimum the interest rate and the term to maturity. The modification of these two significant attributes for a first mortgage is considered by us to be more than a minor change to the mortgage loan as defined in EITF 01-7. We have consistently accounted for the pre-modification fees as income at the time of modification, and deferred the fees for the “new” loan in accordance with SFAS No. 91. We also expense pre-modification origination costs consistent with this accounting application.

Please contact Denis Salamone at (201) 967-1900, extension 1218 or Michael McCambridge at extension 1239 if you have any questions or would like to discuss this further.
Sincerely,
/s/ Ronald E. Hermance, Jr.
Ronald E. Hermance, Jr.
Chairman, President and Chief Executive Officer
Hudson City Bancorp, Inc.